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[VAN KAMPEN LOGO AND LETTERHEAD]


NEWS RELEASE
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FOR IMMEDIATE RELEASE

Erica Platt
Media Relations
212-762-6848

          VAN KAMPEN TRUST FOR INVESTMENT GRADE FLORIDA MUNICIPALS AND
                VAN KAMPEN TRUST FOR INVESTMENT GRADE MUNICIPALS
                       ANNOUNCE APPROVAL OF REORGANIZATION

CHICAGO (May 18, 2007) -- Van Kampen Asset Management announced today that the shareholders of Van Kampen Trust for Investment Grade Florida Municipals (NYSE/CHX: VTF) approved the reorganization of VTF into Van Kampen Trust for Investment Grade Municipals (NYSE/CHX: VTF) at a special meeting of shareholders held on May 18, 2007. In the reorganization, shareholders of VTF will receive newly issued shares of VGM. The transaction is currently expected to close on or about June 8, 2007, subject to the satisfaction of certain conditions.

Van Kampen Asset Management is a subsidiary of Van Kampen Investments Inc. ("Van Kampen"). Van Kampen is one of the nation's largest investment management companies, with approximately $118 billion in assets under management or supervision, as of February 28, 2007. With roots in money management dating back to 1927, Van Kampen has helped more than four generations of investors work toward their financial goals. For more information, visit Van Kampen's web site at www.vankampen.com.

The foregoing does not constitute an offer of any securities for sale. The joint proxy statement/prospectus relating the proposed reorganization contains important information and shareholders are urged to read it. Free copies of the joint prospectus/proxy are available by calling Van Kampen's Client Relations Department at (800) 847-2424 or on the SEC's web site at www.sec.gov.

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Copyright(C)2007 Van Kampen Funds Inc. All rights reserved. Member NASD/SIPC.